Exhibit 1.01

KEMET Corporation

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2013
Report Date: May 19, 2014

INTRODUCTION

This Conflict Minerals Report for KEMET Corporation (“KEMET,” “we,” “us” or “our”) is presented to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder (the “Rule”) for the reporting period from January 1 to December 31, 2013.

For the reporting period from January 1 to December 31, 2013 (“Reporting Period”), KEMET conducted due diligence on the source and chain of custody of the cassiterite, columbite-tantalite, wolframite or gold, including their derivatives, which are limited to tin, tantalum, tungsten (“3TG”), that were necessary to the functionality or production of the products (“necessary conflict minerals”) that we manufactured or contracted to manufacture on or after January 31, 2013 to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Rule (“Covered Countries”) and financed or benefited armed groups in any of these countries. It is noted that manufacturing products during a defined period of time may naturally include materials sourced prior to and during the specified reporting period. The reasonable country of origin inquiry and due diligence measures were applied to identified conflict mineral suppliers prior to and during the reporting period. Some conflict minerals utilized during the period were considered “outside the supply chain” under the Rule, meaning materials that were smelted (with respect to tin, tantalum or tungsten) or fully refined (with respect to gold) prior to January 31, 2013, or materials that have not been smelted or fully refined but were located outside of the Covered Countries prior to January 31, 2013. As such, conflict minerals that were considered “outside the supply chain” are exempt from reporting under the Rule. However for the purpose of this report KEMET’s due diligence measures did not exclude these materials or suppliers. For tungsten, we did not determine the country of origin because all the material was acquired in 2011 and considered outside the supply chain.

DUE DILIGENCE MEASURES

Design of Our Due Diligence Measures
Our conflict minerals due diligence measures have been designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold in all material respects. KEMET is both an “upstream” and “downstream” supplier. We designed both our upstream and downstream due diligence measures to:

1.	Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.	Identify and assess conflict minerals risks in our supply chain;

3.	Design and implement strategies to respond to conflict minerals risks identified;

4.	Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations; and

5.	Report on our conflict minerals supply chain due diligence activities, as required by the Rule.

Description of Due Diligence Performed as an Upstream Company
Based on the OECD Guidance, “upstream” refers to the mineral supply chain from the mine to the smelters/refiners. “Upstream companies” include miners (artisanal and small-scale or large-scale producers), local traders or exporters from the country of mineral origin, international concentrate traders, mineral re-processors and smelters/refiners.

The source and chain of custody of tantalum materials were audited and validated Conflict-Free in accordance with the EICC/GeSI Conflict-Free Smelter Program assessment protocols. Our compliance status as well as the audit protocols and procedures are publicly available on the EICC/GeSI Conflict-Free Sourcing Initiative website. Information on such website does not constitute part of this Conflict Minerals Report.

Description of the Due Diligence Performed as a Downstream Company
Based on the OECD Guidance, “downstream” means the minerals supply chain from smelters/refiners to retailers. “Downstream companies” include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers. In the following chart, KEMET has described its due diligence activities that are in accordance with the five steps set forth in the OECD Guidance. These activities were performed during the Reporting Period.

Step 1: Establish strong company management systems.
A)    To clearly communicate to suppliers and the public, in 2010 KEMET formally published a company policy avoiding the use of conflict minerals which directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo or an adjoining country (Conflict Minerals Policy). This policy was incorporated into KEMET purchase order terms and conditions and communicated to new suppliers during our supplier “on boarding” process. An awareness letter communicating KEMET conflict minerals commitments and next steps was sent to existing suppliers.

B)    To structure internal management and support supply chain due diligence, KEMET implemented in its internal Compliance Policy and Procedures, a conflict minerals document formally stating that KEMET’s Sustainability Council (SC), which is made up of a cross section of senior management, has oversight and ownership of KEMET’s Conflict Minerals Policy. The SC met quarterly to address current and future sustainability objectives and concerns. In addition, KEMET created a specific conflict minerals team (Conflict Minerals Team) that met once a month during the reporting period to address the implementation and progress of our due diligence efforts.

C)    To establish a system of controls and transparency over the conflict minerals supply chain as a downstream company, KEMET incorporated into our internal Supplier Quality Procedures a requirement for suppliers to provide information on the smelters or refiners in their supply chain utilizing the EICC/GeSI Conflict Mineral Reporting Template. Records of suppliers’ responses were recorded and maintained. The information was used by KEMET to determine material conflict-free status. The information was also used to provide our customers with conflict mineral smelter or refiner information.

D) To strengthen engagement with its suppliers, KEMET performed smelter outreach to encourage EICC/GeSI CFSP participation and participated in supply chain workshops.
E)    KEMET had available multiple communication channels to serve as grievance mechanisms for early-warning risk awareness. Internally, KEMET offered the “Listen Up” program to its personnel to report anonymously possible violations of KEMET’s Global Code of Conduct and other policies. The “Listen UP” program was administered by an outside firm which was not connected to KEMET. Externally, KEMET provided channels of contact through its customer service and investor relations. Contact information was made available through KEMET’s intranet and public website (www.kemet.com). KEMET also actively participated in the following industry groups which served as an early-warning risk-awareness system.
•    Organisation for Economic Co-Operation and Development (OECD)
•    EICC/GeSI Conflict Free Sourcing Initiative (EICC/GeSI CFSI)
•    International Tin Research Institute (ITRI)
•    Tantalum-Niobium International Study Center (TIC)

Step 2: Identify and assess risk in the supply chain.
A)    For the purpose of identifying risks KEMET determined which raw materials contain conflict minerals and surveyed the suppliers of those raw materials to obtain smelter or refiner information utilizing the EICC/GeSI Conflict Mineral Reporting Template.

B)    To assess risk, KEMET reviewed the supplier responses for completeness and for reasonableness (i.e., 1. Do not contain contradictions or inconsistencies; 2. The response is consistent with the KEMET’s knowledge of the supplier).

Step 3: Design and implement a strategy to respond to identified risks.
A) KEMET reported findings of supply chain risk to senior management through quarterly and monthly business review meetings.
B)    The risk management plan adopted by KEMET was in accordance with its Conflict Minerals Policy to discontinue doing business with any supplier found to be purchasing tungsten, tantalum, tin or gold material which directly or indirectly finances or benefits armed groups in the Democratic Republic of Congo or an adjoining country. KEMET understood the global supply chain of conflict minerals is complex and disclosure of mineral sources is often considered confidential. To reduce the potential supply chain risk, KEMET encouraged smelters and refiners to participate in independent assessments of their own sources through vehicles such as the EICC/GeSI Conflict-Free Smelter Program.

C)    To monitor and track performance of risk management efforts, KEMET relied on supplier survey updates and supplier EICC/GeSI CFSP updates. The status was communicated internally in monthly Conflict Minerals Team updates.

D)    To undertake additional fact and risk assessments for risks requiring mitigation or after a change of circumstances, KEMET will rely on the supplier re-approval process as governed by Supplier Quality Procedures.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
KEMET relied on the EICC/GeSI Conflict-Free Sourcing Program audits to validate its due diligence is in conformance with the OECD Guidance. As an EICC/GeSI CFSI Non-Member Partner Company, KEMET worked with other members to develop the audit procedures and protocols and the Conflict Minerals Reporting Template, and encouraged suppliers and customers to participate in the program through direct communication and smelter outreach communication.

Step 5: Report on supply chain due diligence.
KEMET has publicly made available its Conflict Minerals Policy outlining its due diligence objectives and documented our “closed pipe” conflict-free tantalum supply chain with our Partnership for Social and Economic Sustainability program. As required under Section 13(p) of the Securities and Exchange Act of 1934 and the Rule, and in consultation with internal and external counsel, KEMET has filed our Form SD - Special Disclosure Report, which includes this Conflict Minerals Report as Exhibit 1.01, with the Securities and Exchange Commission for the reporting period ending December 31, 2013 and made such disclosure available on its website at www.kemet.com.

DUE DILIGENCE DETERMINATION

Summary of Due Diligence Measures Performed

KEMET’s reasonable country of origin inquiry (“RCOI”) and due diligence employed a combination of measures to determine whether the necessary conflict minerals in KEMET’s products originated from the Covered Countries. Our due diligence measures included the following activities:

1.
KEMET identified suppliers of commodity groups with high potential of containing conflict minerals. All identified suppliers were surveyed to ascertain for each of these conflict minerals (a) the smelter or refiner where it was processed, (b) its country of origin and (c) its mine of origin. The survey was conducted using the EICC/GeSI Conflict Minerals Reporting Template. KEMET accepted supplier data up to March 1, 2014 for the 2013 reporting period.

2.
KEMET implemented our upstream “closed pipe” vertically integrated conflict-free tantalum supply chain. All of our upstream facilities were audited and validated as EICC/GeSI CFSP compliant. In addition, KEMET only sourced its downstream externally supplied tantalum material from EICC/GeSI CFSP compliant smelters.

3.
As a non-member partner company of the EICC/GeSI Conflict Free Sourcing Initiative (the “CFSI”), we leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines and trading in a Covered Country.

Results of RCOI and Due Diligence Measures

Notwithstanding recent litigation regarding the rule, KEMET is voluntarily providing disclosure as to the conflict-free status of its products in an effort to provide greater transparency over KEMET’s products.

DRC Conflict Free Products
Pursuant to the Rule as originally promulgated, we have designated our products as “DRC conflict free” if we were able to reasonably determine that they do not contain conflict minerals necessary to their functionality or production that directly or indirectly finance or benefit armed groups in a Covered Country, or that are obtained from recycled or scrap sources, all as further defined by applicable SEC rules. KEMET’s products manufactured in the 2013 reporting period were determined to be DRC conflict free if (a) all KEMET’s external third party suppliers who contributed necessary conflict minerals to those products provided a response to the supply chain survey confirming they had identified all of the smelters or refiners in their supply chain and (b) all of those smelters/refiners were either EICC/GeSI Conflict Free Sourcing Program compliant or sourced outside the Covered Countries.

DRC Conflict Undeterminable Products
Pursuant to the Rule as originally promulgated, we have designated our products as “DRC conflict undeterminable” if they were manufactured or contracted to be manufactured by KEMET and we were unable to determine, after exercising due diligence as required by the Rule, whether or not such product qualifies as DRC conflict free. KEMET’s products manufactured in the 2013 reporting period were determined to be DRC conflict undeterminable if KEMET’s external third party suppliers who contributed necessary conflict minerals to those products were unable to confirm they had identified all of the smelters or refiners in their supply chain.

DRC Conflict Free Products
As a result of the RCOI inquiry and due diligence conducted as described above and in accordance with the Rule as originally promulgated, KEMET has determined the following product categories to be “DRC conflict free” for the 2013 reporting period:

Product Category	Conflict-Free Status
Tantalum Surface Mount Capacitors (MnO2)	DRC Conflict Free
Tantalum Polymer Surface Mount Capacitors (KO)	DRC Conflict Free

DRC Conflict Undeterminable Products
As a result of the reasonable country of origin inquiry and due diligence conducted as described above and in accordance with the Rule as originally promulgated, KEMET has determined the following product categories to be “DRC conflict undeterminable” and provides below the known facilities used to process the necessary conflict minerals and country of origin. The country of origin information is based on the EICC/GeSI Conflict Free Sourcing Initiative’s Reasonable Country of Origin Inquiry data as of February 14, 2014.

List of Known Facilities processing conflict minerals for DRC Conflict Undeterminable Products:
•    Aluminum Polymer Surface Mount Capacitors (AO)
•    Tantalum Non-Surface Mount Capacitors
•    Ceramic Surface Mount Capacitors
•    Ceramic Non-Surface Mount Capacitors
•    Film and Paper Surface Mount Capacitors
•    Film and Paper Non-Surface Mount Capacitors
•    Electrolytic Non-Surface Mount Capacitors
•    Electrical Filters
•    Machinery for Battery and Capacitor Production
•    Electrical Magnetic Transformers
•    Electrical Chokes
•    Electrical Coils
•    Inductors

Mineral	Smelter or Refiner Name	Conflict-Free Status
Gold	Heimerle + Meule GmbH	DRC Conflict-Free Undeterminable
Gold	Kennecott Utah Copper LLC	DRC Conflict-Free
Gold	Metalor Technologies SA	DRC Conflict-Free
Gold	Ohio Precious Metals LLC.	DRC Conflict-Free
Gold	Royal Canadian Mint	DRC Conflict-Free
Gold	Umicore SA Business Unit Precious Metals Refining	DRC Conflict-Free
Gold	United Precious Metal Refining, Inc.	DRC Conflict-Free
Gold	Tanaka Kikinzoku Kogyo k.k. syonan kuojyo	DRC Conflict-Free Undeterminable
Gold	Metalor USA Refining Corporation	DRC Conflict-Free
Tin	CNMC(Guangxi) )PGMA Co. Lt.	DRC Conflict-Free Undeterminable
Tin	Cookson	DRC Conflict-Free Undeterminable
Tin	Cooper Metal	DRC Conflict-Free Undeterminable
Tin	CV Prima Timah Utama	DRC Conflict-Free Undeterminable
Tin	CV Serumpun Sebalai	DRC Conflict-Free Undeterminable
Tin	CV United Smelting	DRC Conflict-Free Undeterminable
Tin	EM Vinto	DRC Conflict-Free Undeterminable
Tin	Fenix Metals	DRC Conflict-Free Undeterminable
Tin	Gejiu Zili	DRC Conflict-Free Undeterminable
Tin	Malaysia Smelting Corporation (MSC)	DRC Conflict-Free
Tin	Metallo Chimique	DRC Conflict-Free Undeterminable
Tin	Minsur	DRC Conflict-Free

Tin	Mitsubishi Materials Corporation	DRC Conflict-Free Undeterminable
Tin	Novosibirsk Integrated Tin Works	DRC Conflict-Free Undeterminable
Tin	OM Manufacturing Philippines, Inc.	DRC Conflict-Free Undeterminable
Tin	OMSA	DRC Conflict-Free
Tin	PT Bangka Kudai Tin	DRC Conflict-Free Undeterminable
Tin	PT Bangka Putra Karya	DRC Conflict-Free Undeterminable
Tin	PT Bangka Timah Utama Sejahtera	DRC Conflict-Free Undeterminable
Tin	PT Belitung Industri Sejahtera	DRC Conflict-Free Undeterminable
Tin	PT Bukit Timah	DRC Conflict-Free
Tin	PT DS Jaya Abadi	DRC Conflict-Free Undeterminable
Tin	PT Koba Tin	DRC Conflict-Free Undeterminable
Tin	PT Mitra Stania Prima	DRC Conflict-Free Undeterminable
Tin	PT Refined Banka Tin	DRC Conflict-Free Undeterminable
Tin	PT Tambang Timah	DRC Conflict-Free Undeterminable
Tin	PT Timah	DRC Conflict-Free Undeterminable
Tin	PT Tinindo Internusa	DRC Conflict-Free Undeterminable
Tin	Mineracao Taboca S.A.	DRC Conflict-Free
Tin	Salzgitter	DRC Conflict-Free Undeterminable
Tin	Thaisarco	DRC Conflict-Free
Tin	White Solder Metalurgia	DRC Conflict-Free Undeterminable
Tin	Yunnan Chengfeng	DRC Conflict-Free Undeterminable
Tin	Yunnan Tin Company Limited	DRC Conflict-Free
Tungsten	N/A	N/A (Outside the supply chain)
Country of Origin May Include
Argentina, Australia, Austria, Belgium, Brazil, Chile, China, Columbia, Cote D’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Suriname, Switzerland, Thailand, United Kingdom of Great Britain and Northern Ireland, United States of America, Zimbabwe, Kenya, Mozambique, South Africa, Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania, Zambia, The Democratic Republic of Congo*

*only one facility identified is known to source from the DRC or an adjoining country and this facility is EICC/GeSI CFSP compliant.

Future Steps to Mitigate Risks
The due diligence steps previously described for both an upstream and downstream company will be used for future reporting periods to mitigate risk and improve our due diligence. KEMET will continue:

•
Engaging suppliers of 3TG to increase our response rate and improve the content of their responses. This includes a conflict-minerals flow down clause as well as new supplier or new material conflict minerals checklist as part of our “on boarding process”.

•	Working through the EICC CFSI to expand the smelters and refiners participating in the EICC Conflict Free Smelter Program.

•	Working with the OECD and relevant trade associations to define and improve best practices.

•	Sourcing our upstream materials from conflict free validated mines which utilize traceability schemes to ensure complete chain of custody and maintain our EICC CFSP validation.

KEMET believes these supply chain exercises in concert with synergy and momentum created during this reporting period, as well as KEMET’s conflict minerals policy, will mitigate the risk that the necessary conflict minerals benefit armed groups and will improve our due diligence.

INDEPENDENT PRIVATE SECTOR AUDIT
Our due diligence processes and certain descriptions in this Conflict Minerals Report were audited by Douglas Hileman Consulting LLC, as our independent private sector auditor. The auditor’s report can be found as Appendix A to this Conflict Minerals Report.

Appendix A to Conflict Minerals Report of KEMET Corporation

REPORT OF INDEPENDENT PRIVATE SECTOR AUDITOR

[Letterhead of Douglas Hileman Consulting LLC]

INDEPENDENT AUDITOR’S REPORT

To: Senior Vice President, Chief of Staff, Quality & Chief Compliance Officer

Douglas Hileman Consulting LLC (DHC) conducted an Independent Private Sector Audit (IPSA) of KEMET Corporation’s (“the Company”) Conflict Minerals Report for the Reporting Period from January 1 to December 31, 2013 (“KEMET 2013 Conflict Minerals Report).

We have examined:

•
whether the design of the Company’s due diligence framework as set forth in the Conflict Minerals Report for the reporting period from January 1 to December 31, 2013, is in conformity with, in all material respects, the criteria set forth in the Organisation of Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 (“OECD Due Diligence Guidance”) (“Objective #1”), and

•
whether the Company’s description of the due diligence measures it performed, as set forth in the “Due Diligence Measures” section [insert section reference] of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2013, is consistent with the due diligence process that the Company undertook (“Objective #2”).

Management is responsible for the design of the Company’s due diligence framework and the description of the Company’s due diligence measures set forth in the Conflict Minerals Report, and performance of the due diligence measures. Our responsibility is to express an opinion on the design of the Company’s due diligence framework and on the description of the due diligence measures the Company performed, based on our examination.

We conducted this audit in accordance with performance standards of Government Auditing Standards (2011 Revision), published by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain sufficient, appropriate evidence to provide a reasonable basis for our findings and conclusions based on our audit objectives. We believe that the evidence obtained provides a reasonable basis for our findings and conclusions based on our audit objectives.

Our examination was not conducted for the purpose of evaluating:

•
the consistency of the due diligence measures that the Company performed with either the design of the Company’s due diligence framework or the OECD Due Diligence Guidance, other than as required to fulfill a stated audit Objective;

•	the completeness of the Company’s description of the due diligence measures performed;

•	the suitability of the design or operating effectiveness of the Company’s due diligence process,

•	whether a third party can determine from the Conflict Minerals Report if the due diligence measures the Company performed are consistent with the OECD Due Diligence Guidance;

•	the Company’s reasonable country of origin inquiry (RCOI), including the suitability of the design of the RCOI, its operating effectiveness, or the results thereof; or

•	the Company’s conclusions about the source or chain of custody of its conflict minerals, those products subject to due diligence, or the DRC Conflict Free status of its products.

Our IPSA would not necessarily disclose all weaknesses in the design of due diligence or all instances of steps taken to implement the due diligence because we based our review on selective tests. Accordingly, we do not express an opinion or any other form of assurance on the aforementioned matters or any other matters included in any section of the Conflict Minerals Report other than section(s) within the scope of this audit.

SCOPE AND METHODOLOGY

Scope

We performed this audit from February 5, 2014 to May 20, 2014 using standards and guidelines established by the Government Accountability Office for Government Auditing Standards (2011 Revision) (commonly referred to Generally Accepted Government Auditing Standards (GAGAS)) for Performance Audits.

The IPSA reviewed contents of the “Conflict Minerals Report for the Reporting Period from January 1 to December 31, 2013,” provided on May 19, 2014 included as Exhibit 1.01 in the Company’s Form SD, Specialized Disclosure Report.

The Securities and Exchange Commission (SEC) Release No. 34-67716 (final rule on Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of conflict minerals), released August 22, 2012, specifies the two IPSA objectives, as noted above.

Methodology

For Objective #1, we confirmed that the Issuer used the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD DD Guidance”) as the basis for the design of their 3TG due diligence. We used the OECD DD Guidance as the criteria for evaluating the Company’s design of its due diligence framework. We prepared an evaluation tool that adopted each steps and sub-steps of the OECD DD Guidance as criteria for evaluating the Company’s design of its due diligence framework.

We gathered evidence in the form of documents, records, and interviews with individuals with roles and responsibilities for applicable elements of the due diligence. We compared the evidence with the criteria as stated in OECD DD Guidance steps and sub-steps. If we identified gaps, we considered if the gap would be “material.”

For Objective #2, we used the “Due Diligence Measures” section of Conflict Minerals Report as the criteria for Objective #2. We determined applicable sections to be those that described due diligence steps the Company took during the reporting period. We did not include conclusions, claims, or forward-looking statements.

We included steps that were described and occurred before the reporting period, if we felt it was reasonable that these steps formed the basis for steps described during the reporting period, or if was implied that those steps continued during the reporting period.

We assessed risks on the Company’s description of due diligence steps taken. Based on our risk assessment, we selected statements and

•	reviewed documents and records provided by the Company in response to our requests;

•	interviewed individuals involved in the due diligence steps described in the Conflict Minerals Report; and

•	tested selected steps.

conclusions and recommendations

In our opinion,

•
the design of the Company’s due diligence framework for the reporting period from January 1 to December 31, 2013, as set forth in the Due Diligence Measures section of the Conflict Minerals Report is in conformity, in all material respects, with the OECD Due Diligence Guidance, and

•
the Company’s description of the due diligence measures it performed as set forth in the “Due Diligence Measures” section of the Conflict Minerals Report for the reporting period from January 1 to December 31, 2013, is consistent with the due diligence process that the Company undertook.

We make no recommendations.

/s/ Douglas Hileman____________

Douglas Hileman, CRMA, CPEA
Van Nuys, California
May 21, 2014